

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Reid Campbell
Chief Financial Officer
White Mountains Insurance Group Ltd.
80 South Main Street
Hanover, New Hampshire 03755

> **Re: White Mountains Insurance Group Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-08993**

Dear Mr. Campbell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Finance